VIA EDGAR

March 22, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

202.551.6782

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

This letter responds to your request on March 15, 2013 to file a marked copy of Post-Effective Amendment No. 74 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch World Innovators Fund (the “Fund”) previously filed on EDGAR on February 22, 2013.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc:       R. Biles